Exhibit F, Schedule 3(d)(1)

                                 Northern Border Partners, L.P.
                                    January - February 2004


Schedule A
Intercompany Cash Pooling Program
Northern Border Intermediate Limited Partnership

Intercompany Payable to / (Receivable from) :
                                                                                       Total
                                                  January        February     January - February 2004
Bear Paw Energy, LLC                    **     $2,495,349.21   $ 2,676,981.43    $   5,172,330.64

Black Mesa Pipeline, Inc.               *      $ (739,452.85)  $ 1,150,923.54    $     411,470.69

Black Mesa Pipeline Operations, L.L.C.  **     $  (55,300.22)  $  (520,948.81)   $    (576,249.03)

Crestone Energy Ventures, L.L.C.        **     $  873,299.88   $ 2,607,968.15    $   3,481,268.03

Midwestern Gas Transmission Company     *      $  247,582.76   $ 1,694,262.90    $   1,941,845.66

Viking Gas Transmission Company         *      $1,475,481.42   $ 2,000,000.00    $   3,475,481.42
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* Effective weighted average rate of interest from January 1, 2004 to February
28, 2004 = 1.14% Net intercompany activity and effective weighted average interest rate are tracked throughout calendar year. Interest expense or income is booked in December.

**Effective weighted average rate of interest from January 1, 2004 to February
28, 2004 = 1.14% These entities are wholly-owned limited liability companies.
Previously, the Company had not tracked interest expense or income related to intercompany cash pooling activity for these entities since the entries would offset through the financial consolidation process. However, in light of the requirements of Rule 52(b), the Company has begun tracking such activity for these entities and will book interest income or expense at the rate noted above in December for each calendar year.